[ActivIdentity Letterhead]

March 12, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             ActivIdentity Corporation

                                                Form 10-K for the Fiscal Year Ended September 30, 2007

                                                Filed December 14, 2007

                                                Form 10-Q for the Quarterly Period Ended December 31, 2007

                                                Filed February 11, 2008

                                                Definitive Proxy Statement on Schedule 14A

                                                Filed January 28, 2008

                                                File No. 000-50223

Ladies and Gentlemen:

This letter is being delivered to the Staff of the Securities and Exchange Commission in response to the Staff’s comments set forth by letter dated February 28, 2008 regarding the Form 10-K for the fiscal year ended September 30, 2007, the Form 10-Q for the quarterly period ended December 31, 2007 and the Definitive Proxy Statement on Schedule 14A, filed by ActivIdentity Corporation (the “Company”) on December 14, 2007, February 11, 2008 and January 28, 2008, respectively.  The Company hereby wishes to acknowledge the Staff’s comments and inform the Staff that it anticipates delivering a formal reply to such comments by March 28, 2008.

If you have any questions regarding this letter, please feel free to contact me at your convenience.

Sincerely,

ActivIdentity Corporation

/s/ Mark J. Lustig
Mark J. Lustig
Chief Financial Officer

cc:                                Thomas Jahn

Ryan A. Murr